06004473

AB 3/11/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Benefit Finance Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

St. Louis	Missouri	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Garlich **(314) 729-2210**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th floor	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Garlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Finance Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

E.V.P.

Title

SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2006
NOTARY SEAL
St Louis County
NOTARY PUBLIC, STATE OF MISSOURI

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC as of December 31, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

January 30, 2006

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

Benefit Finance Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

ASSETS		
Cash and cash equivalents	$	548,685
Securities - not readily marketable		42,300
Accounts receivable		20,245
Total Assets	$	611,230

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to affiliated company	$	60,000
Deferred revenue		13,333
Total Liabilities		73,333
MEMBER'S EQUITY		537,897
Total Liabilities and Member's Equity	$	611,230

Benefit Finance Securities, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2005

REVENUES	
Commissions earned	$ 101,569
Plan administration fees	527,107
Other fee income	71,044
Interest and dividends	9,997
Other income	517
Total Revenues	710,234
EXPENSES	
Management fee	120,000
Commissions	15,375
Taxes and licenses	8,811
Professional fees	9,340
Other expenses	361
Total Expenses	153,887
NET INCOME	$ 556,347

Benefit Finance Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2005

Balance - December 31, 2004	$	381,550
Net income		556,347
Distributions		(400,000)
Balance - December 31, 2005	$	537,897

Benefit Finance Securities, LLC

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 556,347
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in accounts receivable	31,456
Decrease in deferred revenue	(416,667)
Decrease in accounts payable	(460)
Net Cash Provided by Operating Activities	170,676
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distributions paid to member	(400,000)
CHANGE IN CASH AND CASH EQUIVALENTS	(229,324)
CASH AND CASH EQUIVALENTS, Beginning of year	778,009
CASH AND CASH EQUIVALENTS, End of year	$ 548,685

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company, a wholly-owned subsidiary of Bancorp Services, LLC (Bancorp), was organized as a limited liability company on December 4, 1997 and commenced operations in December 1998. The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in selling variable life insurance annuities and private placements in Missouri. Also, the Company provides plan administration services for these variable life insurance contracts. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1).

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with one financial institution that is considered to be highly credit-worthy. Deposits at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

Securities

Securities not readily marketable are valued at fair value. The estimated fair value of securities for which there is no market price is based on management estimates. Management has assessed that fair value approximates historical cost for securities held as of December 31, 2005.

Revenue Recognition

Plan administration fees are derived and earned over the term of the contract from policy administration pursuant to the sale by a retail broker-dealer of a variable insurance related contract. Those administration fees not earned as of December 31, 2005 are shown as deferred revenue.

The Company also receives commissions from direct sales of corporate life insurance policies. Revenue from commissions is earned at the point the premiums are paid.

Accounts Receivable

Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has been concluded that realization losses on balances at year end will be immaterial.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Income Taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company under the Internal Revenue Code. Under this election, earnings of the Company are taxed at the member level. Accordingly, no provision has been made for income taxes.

B. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital of $475,352 and minimum net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2005 was .15 to 1.

C. RELATED PARTY TRANSACTIONS

Sales commissions and plan administration fees are due from and payable to, respectively, an affiliated company partially owned by Bancorp. There were no sales commissions due from this affiliate at December 31, 2005. Plan administration fees are due to the affiliate in the amount of $60,000 at December 31, 2005.

The Company has an Expense Agreement with Bancorp to pay a monthly fee of $10,000 for the cost of space, equipment and technology support, sales and marketing support and administrative and financial support. Management fee expenses totaled $120,000 in 2005.

D. CONCENTRATIONS IN REVENUE

Commissions earned in 2005 were from a single customer. Another customer also accounted for approximately 80% of the plan administration fees earned in 2005. The Company's administrative contract with this customer expired late in 2005 and was not renewed.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

Benefit Finance Securities, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

Schedule 1

December 31, 2005

Member's Equity	$ 537,897
Less nonallowable assets:	
Securities - not readily marketable	42,300
Accounts receivable	20,245
Total non-allowable assets	62,545
Net Capital	$ 475,352
Aggregate Indebtedness	$ 73,333
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 4,889
Minimum dollar net capital requirement	$ 5,000
Minimum capital requirement (greater of above)	$ 5,000
Excess net capital	$ 470,352
Excess net capital at 1000%	$ 468,019
Ratio of aggregate indebtedness to net capital	.15 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

Benefit Finance Securities, LLC
EXEMPTIVE PROVISION UNDER RULE 15c3-3
Schedule 2
December 31, 2005

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Benefit Finance Securities, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

January 30, 2006

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT